April 13, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Variable Insurance Series Funds, Inc. (the “Company” or the “Registrant”) (Registration Nos. 002-91369, 811-04041) Amendment Number 78 to the Company’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 14, 2022, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Company’s responses to comments on the above-referenced amendment to the Registration Statement of the Company relating to State Street Premier Growth Equity V.I.S. Fund’s change to a non-diversified fund, the replacement of one of State Street Small-Cap Equity V.I.S. Fund’s (the “Small Cap Fund”) sub-advisers and changes to State Street Total Return V.I.S. Fund’s (the “Total Return Fund” and together with each of the other funds, the “Funds”) principal investment strategy that Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on April 4, 2022. For convenience of reference, each of the comments is summarized before the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this Registration Statement. We remind you that the Funds and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges this comment.

2.

Prior to the effective date of the Registration Statement, please provide by EDGAR correspondence the complete fee and expense table and expense examples that will be included in response to Item 3 of Form N-1A for each Fund.

Response: The complete fee and expense table and expense examples that will be included in response to Item 3 of Form N-1A for each Fund are attached hereto as Appendix A.

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Prospectuses

3.

With respect to the Total Return Fund, if the Fund’s portfolio is going to be repositioned as a result of changes to the Fund’s principal investment strategy and that repositioning is expected to result in significant portfolio turnover, please add appropriate principal risk disclosure.

Response: The Registrant has reviewed the Total Return Fund’s disclosure and will add Portfolio Turnover Risk in the Fund’s Item 4 disclosure.

4.

With respect to the Total Return Fund, reference is made to the phrase “employs an ‘indexing’ investment approach…” Please confirm whether the Fund is using a sampling or replication approach to indexing.

Response: The Registrant notes that the Fund’s principal investment strategy allows flexibility for the Fund’s portfolio managers to use either a sampling or replication approach to indexing. The Registrant notes that the Fund’s principal investment strategy states:

SSGA FM divides the Classes into the sub-classes described above, and for each sub-class seeks to track the performance of an applicable market index. Under this investment approach, the Fund invests directly or through investment in ETFs either (1) in substantially all of the securities in an index in approximately the same proportion as the index (a “replication” strategy) or (2) in a representative sample of securities that collectively has an investment profile similar to an index (a “representative sampling” strategy). In a representative sampling strategy, the securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the index, and the Fund might or might not hold, directly or through investment in ETFs, all of the securities that comprise the index.

5.

Reference is made to the following sentence in Liquidity Risk: “If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid.” Please consider whether this disclosure is needed. If so, please clarify it or explain why it is correct as drafted.

Response: In response to this comment, the Registrant will delete the sentence.

6.	With respect to the Small Cap Fund, if applicable, please add principal investment strategy disclosure regarding significant investments in the information technology sector.

Response: In response to this comment, the Registrant will add the following disclosure to the Fund’s principal investment strategy:

The Adviser and sub-advisers select equity securities from a number of industries based on the merits of individual companies, although at times the Fund’s investments may be focused in one or more market sectors, such as information technology.

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7.

Please summarize “Portfolio Turnover Risk” in each Fund’s Item 4 disclosure if it is a principal risk of investing in each Fund. Please supplementally confirm that any principal risks described in the Funds’ Item 9 disclosure are summarized in each Fund’s Item 4 disclosure, as applicable.

Response: As noted in the response to comment 3, the Registrant will add Portfolio Turnover Risk in the Total Return Fund’s Item 4 disclosure. The Registrant does not view Portfolio Turnover Risk as a principal risk of investing in the State Street Premier Growth Equity V.I.S. Fund or the Small Cap Fund. The Registrant notes that Portfolio Turnover Risk is currently included in the section titled “Additional Information About the Funds’ Non-Principal Risks.” With respect to the supplemental confirmation, the Registrant has reviewed the Funds’ disclosure and believes LIBOR Risk is not a principal risk of the Funds. The Funds’ will move LIBOR Risk to the section titled “Additional Information About Non-Principal Investment Strategies and Risks.” The Registrant does not intend to make any additional disclosure changes in response to this comment.

8.

Reference is made to the following disclosure in Securities Lending Risk: “Each Fund expects to invest cash collateral in a pooled investment vehicle advised by the Adviser.” Please clarify that cash collateral will be invested in short-term, highly liquid instruments.

Response: The Registrant respectfully declines to make any changes in response to this comment. The Funds participate in a securities lending program in accordance with an exemptive order issued by the SEC and believe that compliance with that order constitutes compliance with “applicable SEC and Staff guidance.”

Statement of Additional Information

9.

If there is anticipated variation in the portfolio turnover rate of a Fund due to its repositioning, please add applicable disclosure to the SAI pursuant to Item 16(e) of Form N-1A (see page 65 of the SAI).

Response: The Registrant has reviewed the Funds’ disclosure and determined not to make any changes at this time.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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Appendix A

Fee and Expense Tables and Expense Examples

State Street Premier Growth Equity VIS Fund

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”), but does not reflect the fees or charges imposed by the separate accounts (“Accounts”) of the life insurance companies through which shares of the Fund may be purchased. If these fees and charges were included, the costs shown below would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and/or Shareholder Service (12b-1) Fees	N/A
Other Expenses	0.23%
Total Annual Fund Operating Expenses	0.88%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect the fees or charges imposed by the Accounts of the various life insurance companies through which shares of the Fund are offered. If these fees and charges were included, the expenses shown below would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$90	$281	$488	$1,084

State Street Small-Cap Equity VIS Fund

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”), but does not reflect the fees or charges imposed by the separate accounts (“Accounts”) of the life insurance companies through which shares of the Fund may be purchased. If these fees and charges were included, the costs shown below would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

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Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and/or Shareholder Service (12b-1) Fees	N/A
Other Expenses	0.26%
Total Annual Fund Operating Expenses	1.21%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect the fees or charges imposed by the Accounts of the various life insurance companies through which shares of the Fund are offered. If these fees and charges were included, the expenses shown below would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$123	$384	$665	$1,466

State Street Total Return VIS Fund

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”), but does not reflect the fees or charges imposed by the separate accounts (“Accounts”) of the life insurance companies through which shares of the Fund may be purchased. If these fees and charges were included, the costs shown below would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)

	Class 1	Class 3
Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 3
Management Fees	0.35%	0.35%
Distribution and/or Shareholder Service (12b-1) Fees	N/A	0.25%
Other Expenses (includes an Investor Service Plan fee of 0.20% of the average daily net assets)	0.27%	0.27%
Acquired Fund Fees and Expenses[1]	0.05%	0.05%
Total Annual Fund Operating Expenses	0.67%	0.92%

[1]  Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to the average net assets in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in the table above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect the fees or charges imposed by the Accounts of the various life insurance companies through which shares of the Fund are offered. If these fees and charges were included, the expenses shown below would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$68	$214	$373	$835
Class 3	$94	$293	$509	$1,131

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